SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

National Research Corporation
__________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
__________________________________________________________________________________
(Title of Class of Securities)

637372202
__________________________________________________________________________________
(CUSIP Number)

Patrick E. Beans
709 Pier 2
Lincoln, NE 68528
402-440-2768
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick E. Beans, as the Special Holdings Direction Adviser under the K/I/E Trust Under Agreement 10/24/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)
The percentage indicated is based upon 25,420,408 shares of common stock outstanding as of February 26, 2021, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2021.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K/I/E Trust Under Agreement 10/24/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 25,420,408 shares of common stock outstanding as of February 26, 2021, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2021.

CUSIP NO.:  637372202

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D, which relates to shares of the Common Stock, par value $.001 per share (the “Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”), is being filed on behalf of Patrick E. Beans, as Special Holdings Direction Adviser under the K/I/E Trust Under Agreement 10/24/18, and the K/I/E Trust Under Agreement 10/24/18 to amend the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), originally filed on June 14, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set for in the Schedule 13D.  The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.  The Reporting Persons have ceased to be the beneficial owners of five percent (5%) or more of the outstanding Common Stock. This Amendment represents the final amendment and constitutes an exit filing for the Reporting Persons.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by the parties identified below.

(i)	Patrick E. Beans, as Special Holdings Direction Adviser of the K/I/E Trust Under Agreement 10/24/18 (the “Adviser”)

(ii)	K/I/E Trust Under Agreement 10/24/18 (the “Trust”)

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

(b)
The principal business address of the Adviser is 709 Pier 2, Lincoln, NE 68528. The principal business address of the Trust is c/o Bessemer Trust Company of Delaware, N.A., as Trustee, 1007 N. Orange St. Suite 1450, Wilmington, DE 19801.

(c)	The principal occupation of the Adviser is a financial manager.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           The Adviser is a citizen of the United States of America. The Trust is governed by the laws of the state of Delaware.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 25,420,408 shares of Common Stock outstanding as of February 26, 2021):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trust and Adviser	Common Stock – 0	0.0%

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Common Stock held by the Trust.

(c) The following transactions have occurred since the most recent filing of an amendment to Schedule 13D by the Reporting Persons:

Name	Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction was Effected
Trust and Adviser	3/11/2021	4,751,522	$51.00	Private sale

(e) As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding Common Stock on March 11, 2021.  The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated March 15, 2021, by and between Patrick E. Beans, as Special Holdings Direction Adviser of the K/I/E Trust Under Agreement 10/24/18, and K/I/E Trust Under Agreement 10/24/18.

Exhibit 99.2	Power of Attorney of Patrick E. Beans, as Special Holdings Direction Adviser, and K/I/E Trust Under Agreement 10/24/18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Patrick E. Beans, as the Special Holdings Direction Adviser under K/I/E Trust Under Agreement 10/24/18

/s/ Patrick E. Beans, as the Special Holdings Direction Adviser under K/I/E Trust Under Agreement 10/24/18, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney filed herewith

K/I/E Trust Under Agreement 10/24/18, by Patrick E. Beans, as the Special Holdings Direction Adviser

/s/ Patrick E. Beans, as Special Holdings Direction Adviser, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Dated: March 15, 2021